FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 29, 2015	By ……/s/……… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

January 28, 2015

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

		Actual					Projected
		Year ended December 31, 2014	Year ended December 31, 2013	Change(%)		Year ended December 31, 2014	Year ending December 31, 2015	Change(%)

	Net sales	¥3,727,252	¥3,731,380	-	0.1	$30,803,736	¥3,900,000	+	4.6
	Operating profit	363,489	337,277	+	7.8	3,004,041	380,000	+	4.5
	Income before income taxes	383,239	347,604	+	10.3	3,167,264	390,000	+	1.8
	Net income attributable to Canon Inc.	¥254,797	¥230,483	+	10.5	$2,105,760	¥260,000	+	2.0

Net income attributable to Canon Inc. stockholders per share:

	- Basic	¥229.03	¥200.78	+	14.1	$1.89	¥238.13	+	4.0
	- Diluted	229.03	200.78	+	14.1	1.89	-		-

		Actual
		As of December 31, 2014	As of December 31, 2013	Change(%)		As of December 31, 2014

	Total assets	¥4,460,618	¥4,242,710	+	5.1	$36,864,612

	Canon Inc. stockholders’ equity	¥2,978,184	¥2,910,262	+	2.3	$24,613,091

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 121= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2014, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)
		Actual
		Year ended December 31, 2014	Year ended December 31, 2013	Change(%)		Year ended December 31, 2014

	Net sales	¥2,084,200	¥2,152,743	-	3.2	$17,224,793
	Operating profit	204,937	212,436	-	3.5	1,693,694
	Ordinary profit	249,348	236,695	+	5.3	2,060,727
	Net income	¥175,471	¥170,383	+	3.0	$1,450,174

Net income per share:

	- Basic	¥157.72	¥148.43	+	6.3	$1.30
	- Diluted	157.72	148.43	+	6.3	1.30
	Dividend per share	150.00	130.00	+	15.4	1.24

		Actual
		As of December 31, 2014	As of December 31, 2013	Change(%)		As of December 31, 2014

	Total assets	¥2,315,680	¥2,385,892	-	2.9	$19,137,851

	Net assets	¥1,447,322	¥1,567,030	-	7.6	$11,961,339

Notes:	U.S. dollar amounts are translated from yen at the rate of JPY 121= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2014, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2014 in Review

Looking back at the global economy in 2014, although the United States and other developed countries were initially expected to bring about a return to a path of full-fledged growth, such expectations came up short due to the ongoing occurrence of such unforeseen circumstances as the conflict between Russia and Ukraine. In the U.S., despite the negative impact of the major cold wave that struck at the beginning of the year, the economy showed steady signs of recovery, buoyed by the improvement in employment conditions and healthy growth in consumer spending. In Europe, the economy remained sluggish due to such factors as the negative impact of Russia’s deteriorating economy on neighboring euro area countries. The pace of economic expansion in China was modest while other emerging countries in Southeast Asia and South America faced slowdowns in market growth due to economic stagnation. As for Japan, with the economy yet to recover from the decline following the rush in demand leading up to the hike in the country’s consumption tax, growth fell short of the rate recorded in the previous year.

Looking at the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras continued to face harsh conditions due to the economic slowdown. As for digital compact cameras, demand continued to shrink in both developed countries and emerging markets. Looking at the market for inkjet printers, demand decreased due to the sluggish economies of Asia and Europe. In the industry and others sector, a rebound in capital investment for both memory devices and image sensors led to a pickup in demand for semiconductor lithography equipment. Additionally, demand for lithography equipment used in the production of FPDs (flat panel displays) increased for large-size panels.

The average value of the yen during the year was ¥106.18 against the U.S. dollar, a year-on-year depreciation of approximately ¥8, and ¥140.62 against the euro, a year-on-year depreciation of approximately ¥11.

MFDs and laser printers enjoyed solid demand during the year and industrial equipment sales increased significantly. Within the shrinking market for interchangeable-lens digital cameras and digital compact cameras, less-than-expected demand during the year-end shopping season led to a decline in net sales. As a result, despite the positive effects of favorable currency exchange rates, net sales for the year decreased by 0.1% year on year to ¥3,727.3 billion. The gross profit ratio, however, rose 1.7 points year on year to 49.9% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting operating expenses to ¥1,498.0 billion, an increase of just 2.5% year on year. As a result, operating profit increased by 7.8% year on year to ¥363.5 billion. Other income increased by ¥9.4 billion due to foreign currency exchange gains while income before income taxes increased by 10.3% to ¥383.2 billion. Net income attributable to Canon Inc. increased by 10.5% to ¥254.8 billion. Accordingly, despite the slight decline in net sales, Canon achieved profit growth.

Basic net income attributable to Canon Inc. stockholders per share for the year was ¥229.03, a year-on-year increase of ¥28.25.

Results by Segment

Looking at Canon’s full-year performance by business unit, within the Office Business Unit, as for office MFDs, sales increased steadily from the year-ago period led by healthy demand for new imageRUNNER ADVANCE C350/C250-series models, Canon’s first color A4 (letter and legal-sized)-model imageRUNNER ADVANCE machines, and the imagePRESS C800/C700, Canon’s first color models targeting the light production market, along with the A3 (12” x 18”)-model imageRUNNER ADVANCE C5200 series, which continues to be well accepted in the market. As for high-speed continuous-feed printers, the Océ ColorStream 3000 series continued to enjoy solid sales growth from the previous year. Among laser printers, although color models and multifunction models recorded sales growth, total sales volume decreased slightly from the year-ago period owing to the decrease in demand for monochrome models in European and other markets that have suffered prolonged economic stagnation. As a result, coupled with the positive effects of favorable currency exchange rates, sales for the business unit totaled ¥2,078.7 billion, a year-on-year increase of 3.9%, while operating profit totaled ¥292.1 billion, an increase of 9.4%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the shrinking market—in Japan as a result of the reaction following the rush in demand prior to the consumption tax increase, and in Europe and other markets due to worsening economic conditions—the advanced-amateur-model EOS 7D Mark II achieved healthy growth, enabling Canon to maintain the market’s top share. As for digital compact cameras, despite a decline in total sales volume, sales of high-added-value models featuring high image quality and high-magnification zoom capabilities, such as the PowerShot G7 X and PowerShot SX60 HS/SX700 HS, recorded solid growth, contributing to an improvement in profitability. Looking at inkjet printers, although sales volume of hardware for the fourth quarter increased from the year-ago period thanks to efforts to boost sales through the introduction of new products for the year-end shopping season and marketing tailored to geographical characteristics, sales volume for the year decreased due to economic sluggishness in Asia and Europe. Sales of consumable supplies increased from the previous year owing to the steady accumulation of printer units currently operating in the market. As a result, sales for the business unit decreased by 7.3% to ¥1,343.2 billion year on year, while operating profit declined 4.5% to ¥194.6 billion.

In the Industry and Others Business Unit, ongoing investment following the recovery in the second half of the previous year by memory device manufacturers led to increased unit sales of semiconductor lithography equipment for memory devices and image sensors. As for FPD lithography equipment, amid increasing market demand for higher definition tools, lithography systems for the creation of high-definition mid- and small-size panels, in addition to a model introduced in the second half of the previous year for large panels, recorded healthy growth, contributing to the boosting of both sales volume and market share. With regard to medical equipment, sales volume of new digital radiography systems, including wireless static-image models and models capable of capturing dynamic images, grew steadily, fueling sales growth. Consequently, sales for the business unit totaled ¥398.8 billion, an increase of 6.4% year on year, while operating profit, although showing an improvement from the previous year, recorded a loss of ¥21.8 billion owing to investment, including R&D expenses, into next-generation technologies.

Cash Flow

During 2014, cash flow from operating activities totaled ¥583.9 billion, an increase of ¥76.3 billion compared with the previous year owing to the increase in profit as well as an improvement in working capital. Although capital investment was focused on new products, cash flow from investing activities increased by ¥19.1 billion year on year to ¥269.3 billion as a result of an outlay for the acquisition of Milestone Systems aimed at enhancing Canon’s network camera business and several other companies. Accordingly, free cash flow totaled ¥314.6 billion, an increase of ¥57.2 billion compared with the previous year.

Cash flow from financing activities recorded an outlay of ¥300.9 billion, mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents increased by ¥55.7 billion to ¥844.6 billion from the end of the previous year.

Non-consolidated Results

Non-consolidated net sales totaled ¥2,084.2 billion, a year-on-year decrease of 3.2%, ordinary profit increased by 5.3% to ¥249.3 billion, and net income increased by 3.0% to ¥175.5 billion.

Outlook

As for the outlook in 2015, the U.S. economy is expected to grow steadily as employment conditions continue to improve and consumer spending picks up. Projections for the European economy point to continued weak growth due to such ongoing destabilizing factors as the significant slowdown in the Russian economy and the resurgent financial crisis among EU member nations. Looking at China’s economy, the country is expected to gradually shift from high economic growth toward a period of stable growth. In Japan, amid an improvement in employment conditions, consumer spending is expected to gradually recover. As for the outlook for the global economy as a whole, while we will likely see differences in each region, indications point to gradual acceleration toward stable growth as the latter half of the year approaches.

In the businesses in which Canon operates, demand for MFDs is projected to continue to expand moderately, mainly for color models, while demand in the laser printer market is expected to remain at the same level as the previous year. As for the digital camera market, although projections indicate continued market contraction mainly for low-priced compact models, demand for interchangeable-lens digital cameras is expected to recover gradually. Looking at inkjet printers, with Asian markets gradually recovering following their extended period of stagnation, demand is expected to remain in line with the previous year. As for the industrial equipment market, with manufacturers expected to continue making capital outlays for semiconductor lithography equipment in response to increasing demand for memory devices and image sensors, demand is expected to remain at the same level as the previous year. And as for FPD lithography equipment, demand is projected to increase as device manufacturers boost capital investment amid growing panel demand projected for 4K televisions and mobile devices.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, taking into account the current depreciation of the yen, Canon anticipates exchange rates of ¥120 to the U.S. dollar and ¥135 to the euro, representing a depreciation of approximately ¥14 against the U.S. dollar and an appreciation of approximately ¥6 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions, Canon projects full-year consolidated net sales in 2015 of ¥3,900.0 billion, a year-on-year increase of 4.6%; operating profit of ¥380.0 billion, a year-on-year increase of 4.5%; income before income taxes of ¥390.0 billion, a year-on-year increase of 1.8%; and net income attributable to Canon Inc. of ¥260.0 billion, a year-on-year increase of 2.0%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2014, the business environment remained challenging, characterized by, among other factors, prolonged global economic weakness. Thanks, however, to efforts to strengthen product competitiveness and the Company’s financial position through a management focus on profitability and cash flow, Canon was able to generate ample cash reserves. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥65 per share [already distributed], and year-end dividend of ¥85), which represents a ¥20 increase from the previous year’s dividend.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy

(1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

(2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996. Through three phases, a period spanning 15 years, Canon worked to strengthen its management base. In Phase IV, which started in 2011, Canon established a goal of “sound business growth,” which entails the maintenance of high profitability and further expansion of corporate scale.

Over the past four years, such unforeseen events as the Great East Japan Earthquake, the extreme appreciation of the yen, the financial crisis in Europe and the Russia-Ukraine conflict have led to frequent and dramatic changes that have created a very difficult business environment. Canon sees significant opportunity in this kind of dramatic change and has been working to realize sound business growth, overcome these adversities and ensure a return to a growth trajectory by swiftly transforming itself ahead of the changing times.

In 2015, the final year of Phase IV, the Canon Group will work in a concerted effort to improve performance and build a solid foundation that will support further expansion in the future.

(3) Business Challenges and Countermeasures

As for the future of the global economy, although challenging conditions are expected to remain for some time in certain countries and regions, Canon anticipates sustained economic growth in countries such as the U.S. among developed countries, and India and ASEAN countries among emerging markets. Overall, the global economy is expected to gradually move toward stable growth.

Amid these conditions, 2015 is the final year of Phase IV of the Excellent Global Corporation Plan and the year in which the Canon EXPO will be held as the culmination of the efforts carried out during Phase IV. In addition to returning to a path of growth, Canon aims to bring Phase IV to a successful close, further reinforcing its business foundation to enable great strides beginning from next year. Toward this objective, Canon will undertake the following various measures.

1.	Reinforcing Existing Businesses Through the Introduction of Innovative Products and Services

For MFDs and other office products, in addition to improving hardware performance, efforts will be made to build a framework that will enable the Company to service as a one-stop shop that provides a broad range of high-quality services. For cameras, efforts will be made to comprehensively raise aspects such as image-quality, visual expression, and operability. At the same time, Canon will work to further strengthen the network capabilities of these products. Additionally, to facilitate the Company’s aim of becoming the all around leader in printing, it will leverage its strength, derived from having prepared a broad lineup, spanning consumer printers to industrial printing. In the Industrial equipment area, Canon will devise and execute concrete plans to concentrate technologies and strengthen the competitiveness of Canon Group companies.

2.	Expanding New and Future Businesses and Further Cultivating Technologies that will Pave the Way to the Future

Canon aims to produce next-generation lithography equipment in volume by strengthening nanoimprint technology that realizes further reduction in process geometries. In the area of network camera systems, Canon will work to enhance its product lineup and develop solutions that address customer needs. With regard to the MR (Mixed Reality) System, Canon will identify industries that can leverage the strength of this system, and will strive to make the system the de facto standard design tool in those industries. In the medical field, the Company will accelerating develop, focusing on promising themes such as photoacoustic tomography, which facilitates the viewing of vascular conditions in 3D. The Company will work to expand and steadily cultivate new businesses mainly targeting the B2B field, such as Super Machine Vision, a system capable of high-accuracy three-dimensional recognition of objects for potential use in production sites, and 4K reference displays.

3.	Strengthening Global Marketing Capabilities Through Unified Effort Between Product Operations and Sales Companies

In developed countries, Canon aims to gain share in both consumer and office segments. In the consumer segment, Canon will address the popularity of online shopping and other trends that are contributing to the diversification of sales channels. In the office segment, Canon will strengthen its response towards centralized procurement of office equipment by global corporations. In emerging markets, Canon will promote enhancement of its various sales networks and product lineup, in line with situations in each country and region.

4.	Accelerating a New Dimension of Cost-reduction Activities

In the area of procurement, Canon aims to reduce total costs, further deploying measures focused on reducing costs from the stage of product development. In the prototyping process, Canon will create next-generation development methodologies, through such means as expanding the application of simulation technologies as well as employing 3D printing. In production, Canon will realize further cost reduction by expanding the application of automation equipment and through measures aimed at the in-house production of molded parts and production equipment.

5.	Building a Globally Optimized Production System

To maintain an optimized production system, Canon will take steps to revive domestic production, promoting measures such as automation and in-house production, while building new structural dimensions of cost reduction. At the same time, Canon will promote localized production of through the use of automation equipment in the U.S. and Europe.

In addition to these measures, Canon will promote other initiatives such as product quality reforms to win top customer approval, information security improvement, and human resource development.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2014	As of December 31, 2013	Change
ASSETS
Current assets:
Cash and cash equivalents	¥844,580	¥788,909	¥55,671
Short-term investments	71,863	47,914	23,949
Trade receivables, net	625,675	608,741	16,934
Inventories	528,167	553,773	(25,606)
Prepaid expenses and other current assets	321,648	286,605	35,043

Total current assets	2,391,933	2,285,942	105,991

Noncurrent receivables	29,785	19,276	10,509
Investments	65,176	70,358	(5,182)
Property, plant and equipment, net	1,269,529	1,278,730	(9,201)
Intangible assets, net	177,288	145,075	32,213
Other assets	526,907	443,329	83,578

Total assets	¥4,460,618	¥4,242,710	¥217,908

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,018	¥1,299	¥(281)
Trade payables	310,214	307,157	3,057
Accrued income taxes	57,212	53,196	4,016
Accrued expenses	345,237	315,536	29,701
Other current liabilities	207,698	171,119	36,579

Total current liabilities	921,379	848,307	73,072
Long-term debt, excluding current installments	1,148	1,448	(300)
Accrued pension and severance cost	280,928	229,664	51,264
Other noncurrent liabilities	116,405	96,514	19,891

Total liabilities	1,319,860	1,175,933	143,927

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,563	402,029	(466)
Legal reserve	64,599	63,091	1,508
Retained earnings	3,320,392	3,212,692	107,700
Accumulated other comprehensive income (loss)	28,286	(80,646)	108,932
Treasury stock, at cost	(1,011,418)	(861,666)	(149,752)

Total Canon Inc. stockholders’ equity	2,978,184	2,910,262	67,922

Noncontrolling interests	162,574	156,515	6,059

Total equity	3,140,758	3,066,777	73,981

Total liabilities and equity	¥4,460,618	¥4,242,710	¥217,908

	Millions of yen
	As of December 31, 2014	As of December 31, 2013
Notes:
1. Allowance for doubtful receivables	¥12,122	¥12,730
2. Accumulated depreciation	2,519,259	2,383,530
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	144,557	1,734
Net unrealized gains and losses on securities	12,546	10,242
Net gains and losses on derivative instruments	(2,603)	(2,408)
Pension liability adjustments	(126,214)	(90,214)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)

Net sales	¥1,059,936	¥1,034,698	+	2.4
Cost of sales	544,922	546,680

Gross profit	515,014	488,018	+	5.5
Operating expenses:
Selling, general and administrative expenses	334,398	316,713
Research and development expenses	82,147	77,765

	416,545	394,478

Operating profit	98,469	93,540	+	5.3
Other income (deductions):
Interest and dividend income	2,157	2,340
Interest expense	(140)	(193)
Other, net	6,423	4,738

	8,440	6,885

Income before income taxes	106,909	100,425	+	6.5

Income taxes	34,594	32,103

Consolidated net income	72,315	68,322
Less: Net income attributable to noncontrolling interests	4,225	4,070

Net income attributable to Canon Inc.	¥68,090	¥64,252	+	6.0

Results for the fiscal year	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)

Net sales	¥3,727,252	¥3,731,380	-	0.1
Cost of sales	1,865,780	1,932,959

Gross profit	1,861,472	1,798,421	+	3.5
Operating expenses:
Selling, general and administrative expenses	1,189,004	1,154,820
Research and development expenses	308,979	306,324

	1,497,983	1,461,144

Operating profit	363,489	337,277	+	7.8
Other income (deductions):
Interest and dividend income	7,906	6,579
Interest expense	(500)	(550)
Other, net	12,344	4,298

	19,750	10,327

Income before income taxes	383,239	347,604	+	10.3

Income taxes	118,000	108,088

Consolidated net income	265,239	239,516
Less: Net income attributable to noncontrolling interests	10,442	9,033

Net income attributable to Canon Inc.	¥254,797	¥230,483	+	10.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)

Consolidated net income	¥72,315	¥68,322	+	5.8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	120,573	109,297
Net unrealized gains and losses on securities	1,879	2,700
Net gains and losses on derivative instruments	(1,569)	(2,384)
Pension liability adjustments	(50,765)	29,850

	70,118	139,463

Comprehensive income	142,433	207,785	-	31.5
Less: Comprehensive income attributable to noncontrolling interests	3,127	7,892

Comprehensive income attributable to Canon Inc.	¥139,306	¥199,893	-	30.3

Results for the fiscal year	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)

Consolidated net income	¥265,239	¥239,516	+	10.7
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	143,834	251,576
Net unrealized gains and losses on securities	2,524	6,612
Net gains and losses on derivative instruments	(195)	2,056
Pension liability adjustments	(37,985)	32,669

	108,178	292,913

Comprehensive income	373,417	532,429	-	29.9
Less: Comprehensive income attributable to noncontrolling interests	9,666	14,688

Comprehensive income attributable to Canon Inc.	¥363,751	¥517,741	-	29.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)
Office	¥564,813	¥521,970	+	8.2
Imaging System	402,165	416,181	-	3.4
Industry and Others	116,695	118,781	-	1.8
Eliminations	(23,737)	(22,234)		-

Total	¥1,059,936	¥1,034,698	+	2.4

	Millions of yen
Sales by region	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)
Japan	¥207,754	¥212,523	-	2.2
Overseas:
Americas	309,855	287,740	+	7.7
Europe	312,375	319,667	-	2.3
Asia and Oceania	229,952	214,768	+	7.1

	852,182	822,175	+	3.6

Total	¥1,059,936	¥1,034,698	+	2.4

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)
Office	¥2,078,732	¥2,000,073	+	3.9
Imaging System	1,343,194	1,448,938	-	7.3
Industry and Others	398,765	374,870	+	6.4
Eliminations	(93,439)	(92,501)		-

Total	¥3,727,252	¥3,731,380	-	0.1

	Millions of yen
Sales by region	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)
Japan	¥724,317	¥715,863	+	1.2
Overseas:
Americas	1,036,500	1,059,501	-	2.2
Europe	1,090,484	1,124,929	-	3.1
Asia and Oceania	875,951	831,087	+	5.4

	3,002,935	3,015,517	-	0.4

Total	¥3,727,252	¥3,731,380	-	0.1

Notes: 1.

The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥ 2,754,302

Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)
Dividends to Canon Inc. stockholders				(155,627)			(155,627)		(155,627)
Dividends to noncontrolling interests								(3,267)	(3,267)
Transfers to legal reserve			1,428	(1,428)			-		-

Comprehensive income:
Net income				230,483			230,483	9,033	239,516
Other comprehensive income, net of tax:
Foreign currency translation adjustments					249,791		249,791	1,785	251,576
Net unrealized gains and losses on securities					6,097		6,097	515	6,612
Net gains and losses on derivative instruments					2,056		2,056	-	2,056
Pension liability adjustments					29,314		29,314	3,355	32,669
Total comprehensive income							517,741	14,688	532,429

Repurchase of treasury stock, net		(7)		(7)		(49,993)	(50,007)		(50,007)
Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥ 3,066,777

Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)
Dividends to Canon Inc. stockholders				(145,790)			(145,790)		(145,790)
Dividends to noncontrolling interests								(2,949)	(2,949)
Transfers to legal reserve			1,508	(1,508)			-		-

Comprehensive income:
Net income				254,797			254,797	10,442	265,239
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					142,813		142,813	1,021	143,834
Net unrealized gains and losses on securities					2,301		2,301	223	2,524
Net gains and losses on derivative instruments					(195)		(195)	-	(195)
Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)
Total comprehensive income							363,751	9,666	373,417

Repurchase of treasury stock, net		(46)		(15)		(149,752)	(149,813)		(149,813)
Balance at December 31, 2014	¥174,762	¥401,563	¥64,599	¥3,320,392	¥28,286	¥(1,011,418)	¥2,978,184	¥162,574	¥ 3,140,758

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013
Cash flows from operating activities:
Consolidated net income	¥265,239	¥239,516
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	263,480	275,173
Loss on disposal of fixed assets	12,429	10,638
Deferred income taxes	8,929	16,791
Decrease in trade receivables	9,323	45,040
Decrease in inventories	59,004	85,577
Decrease in trade payables	(24,620)	(108,622)
Increase (decrease) in accrued income taxes	3,586	(9,432)
Increase (decrease) in accrued expenses	11,124	(15,635)
Decrease in accrued (prepaid) pension and severance cost	(6,305)	(15,568)
Other, net	(18,262)	(15,836)

Net cash provided by operating activities	583,927	507,642

Cash flows from investing activities:
Purchases of fixed assets	(218,362)	(233,175)
Proceeds from sale of fixed assets	3,994	1,763
Purchases of available-for-sale securities	(311)	(5,771)
Proceeds from sale and maturity of available-for-sale securities	2,606	4,528
Increase in time deposits, net	(14,223)	(12,483)
Acquisitions of subsidiaries, net of cash acquired	(54,772)	(4,914)
Purchases of other investments	-	(296)
Other, net	11,770	136

Net cash used in investing activities	(269,298)	(250,212)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,377	1,483
Repayments of long-term debt	(2,152)	(2,334)
Decrease in short-term loans, net	(54)	(547)
Dividends paid	(145,790)	(155,627)
Repurchases of treasury stock, net	(149,813)	(50,007)
Other, net	(4,454)	(15,149)

Net cash used in financing activities	(300,886)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	41,928	86,982

Net change in cash and cash equivalents	55,671	122,231
Cash and cash equivalents at beginning of year	788,909	666,678

Cash and cash equivalents at end of year	¥844,580	¥788,909

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

7. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)
Office
Net sales:
External customers	¥564,349	¥521,283	+	8.3
Intersegment	464	687	-	32.5

Total	564,813	521,970	+	8.2

Operating cost and expenses	491,224	458,419	+	7.2

Operating profit	¥73,589	¥63,551	+	15.8

Imaging System
Net sales:
External customers	¥401,958	¥416,003	-	3.4
Intersegment	207	178	+	16.3

Total	402,165	416,181	-	3.4

Operating cost and expenses	343,898	354,085	-	2.9

Operating profit	¥58,267	¥62,096	-	6.2

Industry and Others
Net sales:
External customers	¥93,629	¥97,412	-	3.9
Intersegment	23,066	21,369	+	7.9

Total	116,695	118,781	-	1.8

Operating cost and expenses	123,436	122,608	+	0.7

Operating profit	¥(6,741)	¥(3,827)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(23,737)	(22,234)		-

Total	(23,737)	(22,234)		-

Operating cost and expenses	2,909	6,046		-

Operating profit	¥(26,646)	¥(28,280)		-

Consolidated
Net sales:
External customers	¥1,059,936	¥1,034,698	+	2.4
Intersegment	-	-		-

Total	1,059,936	1,034,698	+	2.4

Operating cost and expenses	961,467	941,158	+	2.2

Operating profit	¥98,469	¥93,540	+	5.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)
Office
Net sales:
External customers	¥2,075,788	¥1,993,898	+	4.1
Intersegment	2,944	6,175	-	52.3

Total	2,078,732	2,000,073	+	3.9

Operating cost and expenses	1,786,675	1,733,165	+	3.1

Operating profit	292,057	266,908	+	9.4

Total assets	1,025,499	954,803	+	7.4
Depreciation and amortization	87,058	88,344	-	1.5
Capital expenditures	¥69,704	¥54,644	+	27.6

Imaging System
Net sales:
External customers	¥1,342,501	¥1,448,186	-	7.3
Intersegment	693	752	-	7.8

Total	1,343,194	1,448,938	-	7.3

Operating cost and expenses	1,148,593	1,245,144	-	7.8

Operating profit	194,601	203,794	-	4.5

Total assets	517,524	584,856	-	11.5
Depreciation and amortization	53,912	56,564	-	4.7
Capital expenditures	¥31,124	¥44,112	-	29.4

Industry and Others
Net sales:
External customers	¥308,963	¥289,296	+	6.8
Intersegment	89,802	85,574	+	4.9

Total	398,765	374,870	+	6.4

Operating cost and expenses	420,566	400,201	+	5.1

Operating profit	(21,801)	(25,331)		-

Total assets	342,695	328,202	+	4.4
Depreciation and amortization	37,544	37,072	+	1.3
Capital expenditures	¥15,976	¥27,040	-	40.9

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(93,439)	(92,501)		-

Total	(93,439)	(92,501)		-

Operating cost and expenses	7,929	15,593		-

Operating profit	(101,368)	(108,094)		-

Total assets	2,574,900	2,374,849	+	8.4
Depreciation and amortization	84,966	93,193	-	8.8
Capital expenditures	¥107,956	¥101,682	+	6.2

Consolidated
Net sales:
External customers	¥3,727,252	¥3,731,380	-	0.1
Intersegment	-	-		-

Total	3,727,252	3,731,380	-	0.1

Operating cost and expenses	3,363,763	3,394,103	-	0.9

Operating profit	363,489	337,277	+	7.8

Total assets	4,460,618	4,242,710	+	5.1
Depreciation and amortization	263,480	275,173	-	4.2
Capital expenditures	¥224,760	¥227,478	-	1.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2013	Change(%)
Japan
Net sales:
External customers	¥232,313	¥246,242	-	5.7
Intersegment	472,681	457,411	+	3.3

Total	704,994	703,653	+	0.2

Operating cost and expenses	614,103	614,352	-	0.0

Operating profit	¥90,891	¥89,301	+	1.8

Americas
Net sales:
External customers	¥308,536	¥287,576	+	7.3
Intersegment	3,541	3,191	+	11.0

Total	312,077	290,767	+	7.3

Operating cost and expenses	303,655	286,926	+	5.8

Operating profit	¥8,422	¥3,841	+	119.3

Europe
Net sales:
External customers	¥311,270	¥319,384	-	2.5
Intersegment	18,591	13,431	+	38.4

Total	329,861	332,815	-	0.9

Operating cost and expenses	320,771	321,495	-	0.2

Operating profit	¥9,090	¥11,320	-	19.7

Asia and Oceania
Net sales:
External customers	¥207,817	¥181,496	+	14.5
Intersegment	220,317	219,181	+	0.5

Total	428,134	400,677	+	6.9

Operating cost and expenses	416,437	393,538	+	5.8

Operating profit	¥11,697	¥7,139	+	63.8

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(715,130)	(693,214)		-

Total	(715,130)	(693,214)		-

Operating cost and expenses	(693,499)	(675,153)		-

Operating profit	¥(21,631)	¥(18,061)		-

Consolidated
Net sales:
External customers	¥1,059,936	¥1,034,698	+	2.4
Intersegment	-	-		-

Total	1,059,936	1,034,698	+	2.4

Operating cost and expenses	961,467	941,158	+	2.2

Operating profit	¥98,469	¥93,540	+	5.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013	Change(%)
Japan
Net sales:
External customers	¥836,801	¥797,501	+	4.9
Intersegment	1,752,378	1,855,181	-	5.5

Total	2,589,179	2,652,682	-	2.4

Operating cost and expenses	2,245,930	2,326,351	-	3.5

Operating profit	343,249	326,331	+	5.2

Total assets	¥1,134,484	¥1,152,398	-	1.6

Americas
Net sales:
External customers	¥1,033,797	¥1,056,096	-	2.1
Intersegment	8,738	11,774	-	25.8

Total	1,042,535	1,067,870	-	2.4

Operating cost and expenses	1,018,661	1,043,487	-	2.4

Operating profit	23,874	24,383	-	2.1

Total assets	¥531,122	¥447,039	+	18.8

Europe
Net sales:
External customers	¥1,088,293	¥1,124,603	-	3.2
Intersegment	59,493	53,281	+	11.7

Total	1,147,786	1,177,884	-	2.6

Operating cost and expenses	1,135,515	1,171,357	-	3.1

Operating profit	12,271	6,527	+	88.0

Total assets	¥484,858	¥496,549	-	2.4

Asia and Oceania
Net sales:
External customers	¥768,361	¥753,180	+	2.0
Intersegment	821,600	881,765	-	6.8

Total	1,589,961	1,634,945	-	2.8

Operating cost and expenses	1,522,244	1,574,125	-	3.3

Operating profit	67,717	60,820	+	11.3

Total assets	¥674,672	¥631,827	+	6.8

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(2,642,209)	(2,802,001)		-

Total	(2,642,209)	(2,802,001)		-

Operating cost and expenses	(2,558,587)	(2,721,217)		-

Operating profit	(83,622)	(80,784)		-

Total assets	¥1,635,482	¥1,514,897		-

Consolidated
Net sales:
External customers	¥3,727,252	¥3,731,380	-	0.1
Intersegment	-	-		-

Total	3,727,252	3,731,380	-	0.1

Operating cost and expenses	3,363,763	3,394,103	-	0.9

Operating profit	363,489	337,277	+	7.8

Total assets	¥4,460,618	¥4,242,710	+	5.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	December 31, 2014	December 31, 2013	Change
Subsidiaries	261	257	4
Affiliates	7	11	(4)
Total	268	268	-

2.	Change in Group Entities

Subsidiaries
Addition:	24 companies
Removal:	20 companies

Affiliates (Carried at Equity Basis)
Removal:	4 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo	Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013

Net income attributable to Canon Inc.
-Basic	¥254,797	¥230,483
-Diluted	254,797	230,483

	Number of shares
Average common shares outstanding
-Basic	1,112,509,931	1,147,933,835
-Diluted	1,112,514,324	1,147,942,301

	Yen
Net income attributable to
Canon Inc. stockholders per share:
-Basic	¥229.03	¥200.78
-Diluted	229.03	200.78

(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(3)	SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.

NON-CONSOLIDATED

10. NON-CONSOLIDATED BALANCE SHEETS

( Parent company only )

	Millions of yen
	As of December 31, 2014		As of December 31, 2013
ASSETS
Current assets:
Cash	¥	34,362	¥	34,054
Trade receivables		596,293		582,012
Marketable securities		54,740		100,660
Inventories		151,272		166,244
Prepaid expenses and other current assets		187,930		191,698
Allowance for doubtful receivables		(86)		(66)

Total current assets		1,024,511		1,074,602

Fixed assets:
Net property, plant and equipment		666,588		685,526
Intangibles		31,152		30,955
Investments and other fixed assets		593,502		594,885
Allowance for doubtful receivables-noncurrent		(73)		(76)

Total fixed assets		1,291,169		1,311,290

Total assets	¥	2,315,680	¥	2,385,892

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥	291,693	¥	302,068
Short-term loans		365,441		322,653
Accrued income taxes		32,028		32,285
Accrued warranty expenses		2,622		1,487
Accrued bonuses for employees		4,476		4,549
Accrued bonuses for directors		199		206
Other current liabilities		132,163		113,717

Total current liabilities		828,622		776,965

Noncurrent liabilities:
Accrued pension and severance cost		34,690		35,044
Reserve for environmental provision		2,075		3,437
Accrued long service rewards for employees		1,304		1,442
Other noncurrent liabilities		1,667		1,974

Total noncurrent liabilities		39,736		41,897

Total liabilities		868,358		818,862

Net assets:
Stockholders’ equity		1,438,668		1,558,754
Valuation and translation adjustments		7,101		5,888
Subscription right to shares		1,553		2,388

Total net assets		1,447,322		1,567,030

Total liabilities and net assets	¥	2,315,680	¥	2,385,892

CANON INC.

NON-CONSOLIDATED

11. NON-CONSOLIDATED STATEMENTS OF INCOME

      ( Parent company only )

	Millions of yen
	Year ended December 31, 2014	Year ended December 31, 2013
Net sales	¥2,084,200	¥2,152,743
Cost of sales	1,441,204	1,510,014

Gross profit	642,996	642,729
Selling, general and administrative expenses	438,059	430,293

Operating profit	204,937	212,436
Other income (deductions):
Interest and dividend income	36,837	19,454
Interest expense	(1,687)	(1,659)
Other, net	9,261	6,464

	44,411	24,259

Ordinary profit	249,348	236,695

Non-ordinary gain (loss), net	(7,326)	(1,302)

Income before income taxes	242,022	235,393
Income taxes	66,551	65,010

Net income	¥175,471	¥170,383

Notes: Royalty income originally included in Other income was reclassified into Net Sales this year and corresponding amount of last year has been reclassified to conform with current year presentation.

CANON INC.

NON-CONSOLIDATED

12.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

( Parent company only )

Year ended December 31, 2014	(Millions of yen)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥294	¥3,369	¥1,249,928	¥663,665	¥(861,666)	¥1,558,754	¥7,239	¥(1,351)	¥2,388	¥1,567,030
Changes of items during the period
Transfer to reserve for special depreciation				148			(148)		-				-
Reversal of reserve for special depreciation				(101)			101		-				-
Transfer to reserve for deferral of capital gain on property					443		(443)		-				-
Reversal of reserve for deferral of capital gain on property					(119)		119		-				-
Dividends paid							(145,790)		(145,790)				(145,790)
Net income							175,471		175,471				175,471
Purchase of treasury stock								(150,039)	(150,039)				(150,039)
Disposal of treasury stock							(15)	287	272				272
Net changes of items other than stockholders’ equity									-	541	672	(835)	378
Total changes of items during the period	-	-	-	47	324	-	29,295	(149,752)	(120,086)	541	672	(835)	(119,708)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥692,960	¥(1,011,418)	¥1,438,668	¥7,780	¥(679)	¥1,553	¥1,447,322

CANON INC.

NON-CONSOLIDATED

Year ended December 31, 2013	(Millions of yen	)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥434	¥3,089	¥1,249,928	¥649,056	¥(811,673)	¥1,593,998	¥699	¥(2,368)	¥2,359	¥1,594,688
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(140)			140		-				-
Transfer to reserve for deferral of capital gain on property					386		(386)		-				-
Reversal of reserve for deferral of capital gain on property					(106)		106		-				-
Dividends paid							(155,627)		(155,627)				(155,627)
Net income							170,383		170,383				170,383
Purchase of treasury stock								(50,043)	(50,043)				(50,043)
Disposal of treasury stock							(7)	50	43				43
Net changes of items other than stockholders’ equity									-	6,540	1,017	29	7,586
Total changes of items during the period	-	-	-	(140)	280	-	14,609	(49,993)	(35,244)	6,540	1,017	29	(27,658)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥294	¥3,369	¥1,249,928	¥663,665	¥(861,666)	¥1,558,754	¥7,239	¥(1,351)	¥2,388	¥1,567,030

CANON INC.

NON-CONSOLIDATED

13.   NOTE FOR GOING CONCERN ASSUMPTION

         ( Parent company only )

     Not applicable.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 27, 2015

Directors

(1)  Candidate for Directors to be promoted

Managing Director	Yasuhiro Tani	(Group Executive of Digital System Technology Development Headquarters)

(2)  Candidate for new Director to be appointed

Masaaki Nakamura	(Executive Officer, Deputy Group Executive of Human Resources Management & Organization Headquarters)

(3)  Directors to be retired

Special Advisor to be appointed	Toshiaki Ikoma	(Executive Vice President & CTO)

Advisor to be appointed	Yasuo Mitsuhashi	(Senior Managing Director)

Audit & Supervisory Board Member to be appointed	Kazuto Ono	(Director)

(4)  Candidate for new Audit & Supervisory Board Member to be appointed

Kazuto Ono	(Director, Group Executive of Corporate Planning Development Headquarters)

(5)  Audit & Supervisory Board Member to be retired

Advisor to be appointed	Kengo Uramoto

NON-CONSOLIDATED

  (Current Titles are Shown in the Parentheses)

Executive Officers

(1) New Executive Officers to be appointed

Effective date: April 1, 2015

Takanobu Nakamasu	(President of Canon Australia Pty. Ltd.)

Soichi Hiramatsu	(Deputy Group Executive of Procurement Headquarters)

Toshihiko Kusumoto	(Deputy Chief Executive of Office Imaging Products Operations)

Shunsuke Inoue	(Deputy Group Executive of Device Technology Development Headquarters)

Takayuki Miyamoto	(Deputy Group Executive of Peripheral Products Operations)

Akiko Tanaka	(Sr.Director of Corporate Planning Div. ,Canon U.S.A., Inc.)

(2) Executive Officer to be retired

Effective date: March 27, 2015

Masaaki Nakamura	(Deputy Group Executive of Human Resources Management & Organization Headquarters)

Canon Inc.

January 28, 2015

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2014)	S 1
2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2015/Projection)	S 2
3.	SEGMENT INFORMATION BY BUSINESS UNIT (2014)	S 3
4.	OTHER INCOME / DEDUCTIONS (2014)	S 3
5.	SEGMENT INFORMATION BY BUSINESS UNIT (2015/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2015/Projection)	S 4
7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2014)	(Millions of yen)

	2014		2013		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	97,336	380,594	97,488	368,308	-0.2%	+3.3%
Imaging System	70,815	207,281	76,103	215,970	-6.9%	-4.0%
Industry and Others	39,603	136,442	38,932	131,585	+1.7%	+3.7%
Total	207,754	724,317	212,523	715,863	-2.2%	+1.2%
Overseas
Office	467,013	1,695,194	423,795	1,625,590	+10.2%	+4.3%
Imaging System	331,143	1,135,220	339,900	1,232,216	-2.6%	-7.9%
Industry and Others	54,026	172,521	58,480	157,711	-7.6%	+9.4%
Total	852,182	3,002,935	822,175	3,015,517	+3.6%	-0.4%
Americas
Office	183,816	656,783	158,481	629,472	+16.0%	+4.3%
Imaging System	113,156	345,707	118,193	392,373	-4.3%	-11.9%
Industry and Others	12,883	34,010	11,066	37,656	+16.4%	-9.7%
Total	309,855	1,036,500	287,740	1,059,501	+7.7%	-2.2%
Europe
Office	191,573	689,275	188,760	694,563	+1.5%	-0.8%
Imaging System	109,440	367,050	122,291	404,390	-10.5%	-9.2%
Industry and Others	11,362	34,159	8,616	25,976	+31.9%	+31.5%
Total	312,375	1,090,484	319,667	1,124,929	-2.3%	-3.1%
Asia and Oceania
Office	91,624	349,136	76,554	301,555	+19.7%	+15.8%
Imaging System	108,547	422,463	99,416	435,453	+9.2%	-3.0%
Industry and Others	29,781	104,352	38,798	94,079	-23.2%	+10.9%
Total	229,952	875,951	214,768	831,087	+7.1%	+5.4%
Intersegment
Office	464	2,944	687	6,175	-32.5%	-52.3%
Imaging System	207	693	178	752	+16.3%	-7.8%
Industry and Others	23,066	89,802	21,369	85,574	+7.9%	+4.9%
Eliminations	(23,737)	(93,439)	(22,234)	(92,501)	-	-
Total	0	0	0	0	-	-
Total
Office	564,813	2,078,732	521,970	2,000,073	+8.2%	+3.9%
Imaging System	402,165	1,343,194	416,181	1,448,938	-3.4%	-7.3%
Industry and Others	116,695	398,765	118,781	374,870	-1.8%	+6.4%
Eliminations	(23,737)	(93,439)	(22,234)	(92,501)	-	-
Total	1,059,936	3,727,252	1,034,698	3,731,380	+2.4%	-0.1%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2015/Projection)

(1) Sales by business unit	(Millions of yen)

	2015 (P)	2014	Change year over year
	Year	Year	Year
Office	2,177,000	2,078,732	+4.7%
Imaging System	1,399,000	1,343,194	+4.2%
Industry and Others	416,700	398,765	+4.5%
Eliminations	(92,700)	(93,439)	-
Total	3,900,000	3,727,252	+4.6%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2015 (P)	2014	Change year over year
	Year	Year	Year
Japan	729,700	724,317	+0.7%
Overseas	3,170,300	3,002,935	+5.6%
Americas	1,153,900	1,036,500	+11.3%
Europe	1,041,100	1,090,484	-4.5%
Asia and Oceania	975,300	875,951	+11.3%
Total	3,900,000	3,727,252	+4.6%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2014)	(Millions of yen)

	2014		2013		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	564,349	2,075,788	521,283	1,993,898	+8.3%	+4.1%
Intersegment	464	2,944	687	6,175	-32.5%	-52.3%
Total sales	564,813	2,078,732	521,970	2,000,073	+8.2%	+3.9%
Operating profit	73,589	292,057	63,551	266,908	+15.8%	+9.4%
% of sales	13.0%	14.0%	12.2%	13.3%	-	-
Imaging System
External customers	401,958	1,342,501	416,003	1,448,186	-3.4%	-7.3%
Intersegment	207	693	178	752	+16.3%	-7.8%
Total sales	402,165	1,343,194	416,181	1,448,938	-3.4%	-7.3%
Operating profit	58,267	194,601	62,096	203,794	-6.2%	-4.5%
% of sales	14.5%	14.5%	14.9%	14.1%	-	-
Industry and Others
External customers	93,629	308,963	97,412	289,296	-3.9%	+6.8%
Intersegment	23,066	89,802	21,369	85,574	+7.9%	+4.9%
Total sales	116,695	398,765	118,781	374,870	-1.8%	+6.4%
Operating profit	(6,741)	(21,801)	(3,827)	(25,331)	-	-
% of sales	-5.8%	-5.5%	-3.2%	-6.8%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(23,737)	(93,439)	(22,234)	(92,501)	-	-
Total sales	(23,737)	(93,439)	(22,234)	(92,501)	-	-
Operating profit	(26,646)	(101,368)	(28,280)	(108,094)	-	-
Consolidated
External customers	1,059,936	3,727,252	1,034,698	3,731,380	+2.4%	-0.1%
Intersegment	-	-	-	-	-	-
Total sales	1,059,936	3,727,252	1,034,698	3,731,380	+2.4%	-0.1%
Operating profit	98,469	363,489	93,540	337,277	+5.3%	+7.8%
% of sales	9.3%	9.8%	9.0%	9.0%	-	-

4. OTHER INCOME / DEDUCTIONS (2014)					(Millions of yen)
	2014		2013		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	2,017	7,406	2,147	6,029	(130)	+1,377
Forex gain (loss)	4,599	2,628	4,091	(1,992)	+508	+4,620
Equity earnings (loss) of affiliated companies	168	478	(308)	(664)	+476	+1,142
Other, net	1,656	9,238	955	6,954	+701	+2,284
Total	8,440	19,750	6,885	10,327	+1,555	+9,423

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2015/Projection)			(Millions of yen)
	2015 (P)	2014	Change year over year
	Year	Year	Year
Office
External customers	2,172,200	2,075,788	+4.6%
Intersegment	4,800	2,944	+63.0%
Total sales	2,177,000	2,078,732	+4.7%
Operating profit	307,200	292,057	+5.2%
% of sales	14.1%	14.0%	-
Imaging System
External customers	1,398,200	1,342,501	+4.1%
Intersegment	800	693	+15.4%
Total sales	1,399,000	1,343,194	+4.2%
Operating profit	225,400	194,601	+15.8%
% of sales	16.1%	14.5%	-
Industry and Others
External customers	329,600	308,963	+6.7%
Intersegment	87,100	89,802	-3.0%
Total sales	416,700	398,765	+4.5%
Operating profit	(32,000)	(21,801)	-
% of sales	-7.7%	-5.5%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(92,700)	(93,439)	-
Total sales	(92,700)	(93,439)	-
Operating profit	(120,600)	(101,368)	-
Consolidated
External customers	3,900,000	3,727,252	+4.6%
Intersegment	-	-	-
Total sales	3,900,000	3,727,252	+4.6%
Operating profit	380,000	363,489	+4.5%
% of sales	9.7%	9.8%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2015/Projection)			(Millions of yen)
	2015 (P)	2014	Change year over year
	Year	Year	Year
Interest and dividend, net	3,800	7,406	(3,606)
Forex gain (loss)	(4,600)	2,628	(7,228)
Equity earnings of affiliated companies	1,000	478	+522
Other, net	9,800	9,238	+562
Total	10,000	19,750	(9,750)
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2015 (P)	2014		2013
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	16%	15%	16%	16%	16%
Color copiers	20%	21%	19%	20%	19%
Printers	41%	40%	42%	39%	42%
Others	23%	24%	23%	25%	23%
Imaging System
Cameras	64%	63%	64%	65%	67%
Inkjet printers	28%	29%	27%	27%	25%
Others	8%	8%	9%	8%	8%
Industry and Others
Lithography equipment	25%	21%	23%	30%	17%
Others	75%	79%	77%	70%	83%
					(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2015 (P)	2014
	Year	4th quarter	Year
Office
Japan	-	-0.2%	+3.3%
Overseas	-	-0.5%	-3.5%
Total	-1.0%	-0.5%	-2.4%
Imaging System
Japan	-	-6.9%	-4.0%
Overseas	-	-11.6%	-14.6%
Total	-1.8%	-10.7%	-13.1%
Industry and Others
Japan	-	+1.7%	+3.7%
Overseas	-	-12.4%	+5.3%
Total	+3.1%	-4.1%	+4.6%
Total
Japan	+0.7%	-2.2%	+1.2%
Overseas	-1.2%	-5.9%	-7.6%
Americas	-1.3%	-5.7%	-9.9%
Europe	-3.0%	-7.7%	-10.3%
Asia and Oceania	+1.1%	-3.5%	-0.9%
Total	-0.8%	-5.2%	-5.9%
		(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY
	2015 (P)	2014	2013
	Year	Year	Year
ROE *1	8.6%	8.7%	8.4%
ROA *2	5.8%	5.9%	5.6%
			(P)=Projection

	*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity
	*2 Return on Assets; Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)
	2015 (P)	2014		2013
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	120.00	114.78	106.18	100.50	97.84
Yen/Euro	135.00	143.41	140.62	136.69	130.01
					(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2015 (P)	2014
	Year	4th quarter	Year
US$	+171.8	+51.6	+98.2
Euro	(39.9)	+11.7	+66.8
Other currencies	+35.2	+8.9	+21.0
Total	+167.1	+72.2	+186.0
			(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2015 (P)
	Year
On sales
US$	15.8
Euro	6.5
On operating profit
US$	5.7
Euro	2.9
	(P)=Projection

11. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2015 (P)	2014		2013
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	515,000	185,377	583,927	164,316	507,642
Net cash used in investing activities	(305,000)	(37,908)	(269,298)	(42,603)	(250,212)
Free cash flow	210,000	147,469	314,629	121,713	257,430
Net cash used in financing activities	(175,800)	(50,185)	(300,886)	(10,114)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	(18,800)	39,970	41,928	36,789	86,982
Net change in cash and cash equivalents	15,400	137,254	55,671	148,388	122,231
Cash and cash equivalents at end of period	860,000	844,580	844,580	788,909	788,909
					(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE	(Millions of yen)
	2015 (P)	2014	2013
	Year	Year	Year
Office	-	104,391	105,246
Imaging System	-	87,510	84,377
Industry and Others	-	26,516	25,701
Corporate and Eliminations	-	90,562	91,000
Total	320,000	308,979	306,324
% of sales	8.2%	8.3%	8.2%
		(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2015 (P)	2014	2013
	Year	Year	Year
Increase in PP&E
Office	-	65,662	51,457
Imaging System	-	29,200	41,853
Industry and Others	-	13,856	25,662
Corporate and Eliminations	-	73,625	69,854
Total	205,000	182,343	188,826
Depreciation and amortization
Office	-	87,058	88,344
Imaging System	-	53,912	56,564
Industry and Others	-	37,544	37,072
Corporate and Eliminations	-	84,966	93,193
Total	275,000	263,480	275,173
		(P)=Projection

14. INVENTORIES

(1) Inventories	(Millions of yen)
	2014	2013	Difference
	Dec.31	Dec.31
Office	238,344	227,413	+10,931
Imaging System	168,802	221,368	(52,566)
Industry and Others	121,021	104,992	+16,029
Total	528,167	553,773	(25,606)

(2) Inventories/Sales*			(Days)
	2014	2013	Difference
	Dec.31	Dec.31
Office	42	41	+1
Imaging System	43	53	(10)
Industry and Others	132	115	+17
Total	50	52	(2)
*Index based on the previous six months sales.

15. DEBT RATIO
	2014	2013	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.0%	0.1%	-0.1%

16. OVERSEAS PRODUCTION RATIO
	2014	2013
	Year	Year
Overseas production ratio	60%	57%

17. NUMBER OF EMPLOYEES
	2014	2013	Difference
	Dec.31	Dec.31
Japan	69,201	69,825	(624)
Overseas	122,688	124,326	(1,638)
Total	191,889	194,151	(2,262)

- S7 -